Filed Pursuant to Rule 424(b)(5)

Registration No. 333-273098

PROSPECTUS SUPPLEMENT

Supplement No. 2 to Prospectus Supplement dated May 3, 2024

$15,000,000

Class A Common Stock

This supplement no. 2 dated July 11, 2025 supplements, modifies and supersedes, only to the extent indicated herein, certain information contained in our prospectus supplement dated May 3, 2024 (the “initial prospectus supplement”) and supplement no. 1 thereto dated September 6, 2024 (“supplement no. 1”), as a part of our registration statement on Form S-3 (File No. 333-273098) (the “Registration Statement”), which we refer to as the initial prospectus supplement, relating to the offer and sale, from time to time, of shares of our Class A common stock, par value $0.001 per share (the “Common Stock”) to or through A.G.P./Alliance Global Partners (“A.G.P.”) and The Benchmark Company, LLC (“Benchmark,” and collectively with A.G.P., the “Agents”) acting as our sales agent, in accordance with the terms of a sales agreement we entered into as of May 3, 2024 (the “Sales Agreement”) with the Agents. This supplement should be read in conjunction with, is not complete without, and may not be delivered or utilized except in connection with, the initial prospectus supplement, including all supplements thereto and documents incorporated by reference therein. If there is any inconsistency between the information in the initial prospectus supplement and this supplement, you should rely on the information in this supplement. Any information that is modified or superseded in the initial prospectus supplement shall not be deemed to constitute a part of the initial prospectus supplement, except as modified or superseded by this supplement.

The sales agreement with the Agents provides that we may issue and sell shares of our Common Stock registered on the Registration Statement from time to time to or through the Agents subject to offering limitations, as applicable, under General Instruction I.B.6. of Form S-3. As of the filing of this prospectus supplement, such offering limitations were not applicable.

As of July 7, 2025, the aggregate market value of our outstanding Common Stock held by non-affiliates, or our public float, was approximately $97,050,138, which amount is based on 15,116,844 outstanding shares of Common Stock held by non-affiliates and a per share price of $6.42, which was the last reported sale price of our Common Stock on the Nasdaq Capital Market on July 7, 2025. Accordingly, under the terms of the sales agreement, we may offer and sell through the initial prospectus supplement, as amended and supplemented by supplement no. 1 and this supplement no. 2, shares of Common Stock having an aggregate offering price of up to $15,000,000 from time to time to or through the Agents. This supplement no. 2 is being filed to update this position, previously reported in supplement no. 1, after the filing of our Annual Report on Form 10-K on June 30, 2025. Through July 11, 2025, we have not sold any shares of Common Stock in accordance with the Sales Agreement under the initial prospectus supplement.

The shares of our Common Stock are listed for trading on The Nasdaq Capital Market (“Nasdaq”) under the symbol “CNVS.” On July 10, 2025, the last reported sale price of the Common Stock on Nasdaq was $6.82 per share.

Investing in our securities involves significant risks. See “Risk Factors” in the initial prospectus supplement, and under similar headings in other documents filed and incorporated by reference herein and therein for a discussion of factors that you should consider before buying shares of the Common Stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

A.G.P.	The Benchmark Company

The date of this supplement is July 11, 2025.